Exhibit 99.3

FAQs for Enterprise and K-12 teams (Dated August 31, 2020)

Q.	What did Rosetta Stone announce?

Rosetta Stone has entered into an agreement with Cambium Learning Group to purchase the company, which means that Rosetta Stone will no longer be a publicly traded company when the transaction closes later this year. Finding a partner such as Cambium provides us with more flexibility and opportunities to invest in our businesses that we don’t currently have today.

Today’s announcement has no impact on our customers and there’s no change to your Rosetta Stone account team at this time. We remain focused on providing outstanding products and service for you. If anything, we feel that being part of Cambium will enable us to better serve you.

Q.	Is anything going to change?

Not at this time. Today’s announcement has no impact on our customers and there’s no change to your Rosetta Stone account team at this time. We remain focused on providing outstanding products and service for you. If anything, we feel that being part of Cambium will enable us to better serve you.

Q.	Who is Cambium?

Cambium believes every student has great potential, teachers are mission-critical, and data, instruction and practice work together to drive performance. With a portfolio of award-winning brands, Cambium’s digital and blended curriculum, professional learning, and assessment solutions drive proficiency, equity, and other learning outcomes in classrooms everywhere.

Brands include Learning A-Z® (online differentiated instruction for elementary school reading, writing and science), ExploreLearning® (online interactive math and science simulations, a math fact fluency solution, and a K-2 science solution), Voyager Sopris Learning® (blended solutions that accelerate struggling learners to achieve in literacy and math and professional learning for teachers), Cambium Assessment (innovative state- and district-level assessment solutions), and VKidz® Learning (online PreK-12 homeschool curriculum and programs for literacy and math).

Q.	Why would Rosetta Stone want to sell the company?

We feel that Cambium is the right partner to help us achieve our long-term strategic objectives to expand the business and fulfill our company’s mission. As a successful education technology company, Cambium provides many opportunities to accelerate our growth—as it has done with multiple other acquisitions—and continue building upon the momentum we are seeing in 2020 across our business.

Q.	Will my Rosetta Stone team change?

No, there is no change to your team at this time. It’s business as usual. We remain focused on providing outstanding products and service for you.

Additional Information

The tender offer for the outstanding common stock of Rosetta Stone has not yet commenced. This document and any other materials referenced herein do not constitute an offer to purchase nor a solicitation of an offer to sell shares of Rosetta Stone’s common stock. At the time the tender offer is commenced, Cambium Holding Corp. and Empower Merger Sub Inc. will file a tender offer statement on Schedule TO and related materials, including an offer to purchase, a letter of transmittal and other offer documents, with the U.S. Securities and Exchange Commission (“SEC”), and Rosetta Stone will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Cambium Holding Corp., Empower Merger Sub Inc. and Rosetta Stone intend to mail these documents to the shareholders of Rosetta Stone. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE MAKING A DECISION TO TENDER THE SHARES. These documents (once they become available) will be available free of charge on the SEC’s website at www.sec.gov. These materials may also be obtained by contacting the Company’s Investor Relations department at 1621 North Kent Street, Suite 1200, Arlington, Virginia 22209, (917) 572-5555 or the investor relations section of the Company’s website at http://investors.rosettastone.com.

Forward-Looking Statements

This document contains forward-looking statements, including, without limitation, statements relating to the expected benefits of the proposed transaction and the timing of the closing of the proposed transaction. Generally, forward-looking statements can be identified by non-historical statements and often include words such as “forecasts,” “potential,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks” or words of similar meaning, or future-looking or conditional verbs, such as “will,” “should,” “could,” “may,” “might,” “aims,” “intends,” “projects,” or similar words or phrases. You should not place undue reliance on these statements. These statements are based on current expectations, forecasts and assumptions of Cambium and Rosetta Stone that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied or waived, including the receipt of regulatory clearances related to the merger; uncertainties as to the timing of the tender offer and subsequent merger, including that the offer and merger will not close within the anticipated time periods, or at all; uncertainties as to how many Rosetta Stone shareholders will tender their shares in the offer;

the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing of the proposed transaction; the successful integration of Rosetta Stone into Cambium’s business subsequent to the closing of the proposed transaction; the risk that the strategic benefits, synergies or opportunities expected from the proposed transaction may not be realized or may take longer than expected to be realized; adverse reactions to the proposed transaction by employees, customers, vendors or strategic partners; dependence on key personnel and customers; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the proposed transaction; as well as other factors detailed in Rosetta Stone’s filings with the SEC, including Rosetta Stone’s most recent quarterly Form 10-Q filing and Annual Report on Form 10-K for the year ended December 31, 2019, and those updated from time to time in Rosetta Stone’s future reports filed with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed transaction described in this announcement will be completed on the currently proposed terms or at all at any particular time.